Exhibit 99.1

April 22, 2019

PV Nano Cell Sign Agreement with Allen Woods &

Associates for U.S. Sales and Distribution

MIGDAL HA’EMEK, ISRAEL, April 22, 2019 (GLOBE NEWSWIRE) -- via NEWMEDIAWIRE – PV Nano Cell Ltd. (OTCQB: PVVNF), (the “Company”), an innovative provider of inkjet-based digital printing solutions and producer of single-crystal, metal nano-metric based products and conductive digital inks, and Allen Woods & Associates, a leading manufacturers’ representative in the Chicago, U.S. area, announced they have started a cooperation to distribute and sell PV Nano Cell printers and SicrysTM inks in the U.S. This commercial cooperation is a significant step for PV Nano Cell to expand its presence in the U.S. in general and in the Chicago area in particular.

PV Nano Cell is the developer of the state-of-the-art SicrysTM conductive inks based on single crystal nano-particles of silver and copper. PV Nano Cell offers complete inkjet-based, industrial-standard printing solutions for prototyping and mass production applications.

PV Nano Cell’s Chief Executive Officer, Dr. Fernando de la Vega, commented, “We are excited to cooperate with Allen Woods & Associates to introduce our conductive printing solutions and SicrysTM inks to the promising Chicago area. PV Nano Cell, along with its fully owned subsidiary DigiFlex Ltd, already has a strong install-based in the area and we are looking forward to further grow the business with our partner.”

PV Nano Cell’s Chief of Business Development Officer, Mr. Hanan Markovich, commented, “Allen Woods & Associates are well known and connected in the industry and have already introduced us to valuable customers that I am sure will prove to be strategic to our newly formed cooperation.” Allen Woods & Associates’ President, Mr. David Daul commented, “We are delighted to work with PV Nano Cell, a world leader in conductive inks now offering complete solutions to the printed electronics industry. We are noticing great interest from our customers and expect to generate significant business soon.”

https://ir.pvnanocell.com/press-releases.

About Allen Woods & Associates

Allen Woods & Associates is an American company that is dedicated to delivering the highest-quality support to its customers with a responsive customer service team, knowledgeable sales engineers and reliable logistics. Also serving as an industrial distributor, the company represents, warehouses and delivers only top-tier equipment, chemistries, and ancillary product brands supporting the entire process. Allen Woods & Associates implements a transparent, customer-focused sales process with technical sales professionals that have the knowledge to design solutions exactly to a customer’s application and/or process.

http://www.allenwoods.com/

About PV Nano Cell

PV Nano Cell has developed innovative conductive inks for use in printed electronics (PE) applications and solar photovoltaics (PV). PV Nano Cell’s SicrysTM ink family is a single-crystal, nano-metric silver conductive ink delivering enhanced performance. SicrysTM is also available in copper-based form, delivering all of the product’s properties and advantages with improved cost efficiency. SicrysTM silver conductive inks are been implemented in mass production applications and used all over the world in a range of digital printing applications developments, including photovoltaics, printed circuit boards, antennas, sensors, touchscreens and other applications. In addition, PV Nano Cell has expanded its capabilities to include an integrated prototyping, design and R&D unique printer by the recent acquisition of DigiFlex. For more information, please visit http://www.pvnanocell.com/

Forward–looking Statements

This press release contains forward–looking statements. The words or phrases “would be,” “will allow,” “intends to,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” or similar expressions are intended to identify “forward–looking statements.” All information set forth in this news release, except historical and factual information, represents forward–looking statements. This includes all statements about the Company’s plans, beliefs, estimates and expectations. These statements are based on current estimates and projections, which involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward–looking statements. These risks and uncertainties include issues related to: rapidly changing technology and evolving standards in the industries in which the Company operates; the ability to obtain sufficient funding to continue operations, maintain adequate cash flow, profitably exploit new business, and sign new agreements. For a more detailed description of the risks and uncertainties affecting PV Nano Cell, reference is made to the Company’s latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by the Company in reports filed with, or furnished to, the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Emerging Markets Consulting, LLC

Mr. James S. Painter III

President

w:	1	(321)	206-6682
m:	1	(407)	340-0226
f:	1	(352)	429-0691

email: jamespainter@emergingmarketsllc.com

website: www.emergingmarketsllc.com

PV Nano Cell Ltd.

Dr. Fernando de la Vega

CEO and Chairman of the Board

w:	972	(04)	654-6881

f:	972	(04)	654-6880

email: fernando@pvnanocell.com

website: www.pvnanocell.com

Source: PV Nano Cell, Ltd.